UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-54835

CUSIP Number:  561409103

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Malvern Bancorp, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

42 E. Lancaster Avenue

Address of Principal Executive Office (Street and Number)

Paoli, Pennsylvania 19301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Malvern Bancorp, Inc. (the “Registrant”) is unable to file its Annual Report on Form 10-K for the year ended September 30, 2021 (the “Form 10-K”) with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense because the Registrant’s management team requires additional time to complete the Form 10-K.  Registrant has experienced staffing interruptions and absences due to COVID-19, and has had further delays with respect to the timing of the sale of certain problem loans (the “Note Sale”), which Note Sale was disclosed by the Registrant on November 5, 2021.  This also resulted in enhanced audit procedures and testing.

The Registrant intends to file the Form 10-K as soon as practicable, and anticipates filing the Form 10-K on or about January 7, 2022.  The Registrant does not expect any changes to its previously reported financial results disclosed in its press release furnished as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on December 14, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph D. Gangemi	610	695-3676
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Malvern Bancorp, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 29, 2021	By	/s/ Joseph D. Gangemi
	Name:	Joseph D. Gangemi
	Title:	Executive Vice President and Chief Financial Officer